NEWS RELEASE

August 9, 2006

Trading Symbol: AMM - TSX, AAU - AMEX

www.almadenminerals.com

Caballo Blanco, Mexico: Drillhole CB06-03 intersects 144 m of 1.0 g/t gold,

76 m of 1.7 g/t gold, and 26m of 2.5 g/t gold

Almaden Minerals Ltd. (“Almaden”) is pleased to announce that it has received the results from Comaplex’s 2006 drilling program on Almaden’s Caballo Blanco project, Mexico. Comaplex completed 743.8 meters of drilling in three holes (CB06-01, CB06-02 and CB06-03).  All three holes were collared in the vicinity of the 2005 drilling, on the top of Cerro la Cruz of the Northern Zone. Two of the holes (CB06-01 and CB06-02) were drilled to test higher grade surface gold mineralization on the south-west and south-east ridges of the summit.  Drillhole CB06-03 was collared approximately 100 meters north on the summit ridge of the Cerro La Cruz target and angled towards the highly anomalous gold mineralization in last year’s hole CB05-03 (2.6 g/t gold over 32 meters). Hole CB06-01 intersected 92.65 meters averaging 1.0 grams per tonne from 116 meters depth to the end of the hole (206.65 meters) at which depth the hole was lost due to poor drilling conditions. This intersection included 28.65 meters from 178 meters depth to the end of the hole which averaged 1.8 grams per tonne gold, 18 meters from 178 to 196 meters that averaged 2.3 grams per tonne gold and 8 meters from 186.0 to 192.0 meters averaging 3.7 grams per tonne gold. Hole CB06-01 averaged 0.7 grams per tonne gold over its entire 206.65 meter length. Hole CB06-02 was completed to a depth of 301.14 meters and intersected highly anomalous, but sub 1 gram per tonne gold values which included a 222 meter interval from surface to 222 meters that averaged 0.25 grams per tonne gold.  Intervals reported are drill intercepts, rather than calculated true widths.

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)
CB06-01	0	206.65	206.65	0.7
Including	116.00	206.65	92.65	1.0
Including	178.00	206.65	28.65	1.8
Including	178.00	196.00	18.00	2.3
Including	186.00	192.00	8.00	3.7
CB06-02	0	222.00	222.00	0.2
CB06-03	0	230.00	230.00	0.8
Including	0	144.00	144.00	1.0
Including	0	76.00	76.00	1.7
Including	12.00	66.00	54.00	2.0
Including	36.00	62.00	26.00	2.5

The Caballo Blanco project is optioned to Comaplex who can earn a 60% interest in the project by spending US$2 Million over four years. Comaplex has informed Almaden that its expenditures on the property have reached the US$2 Million mark. Pending receipt of support documentation for Comaplex’s earn-in a joint venture agreement will be finalized to cover ongoing development of the project. The property is located roughly 60 kilometers north of Veracruz City, Mexico. Infrastructure is excellent as the prospective areas of the property are all located within 10 kilometers of a paved highway and Mexico’s only nuclear power plant. The property covers three areas of alteration and mineralization known as the Northern, Highway and

Central Grid zones. In 2005 Comaplex completed three holes totaling 523 meters on the top of Cerro la Cruz in the Northern Zone. One hole (CB5-03) penetrated through this capping zone and intersected 40 meters of breccia and vuggy silica grading 2.35 grams per tonne gold within a larger interval of 108 meters of 1.14 grams per tonne gold. This latter interval was within an even larger interval of 214 meters of 0.70 grams per tonne gold. The other two holes intersected highly anomalous gold values in what is recognized as being weakly mineralized capping material. Owing to bad drilling conditions these two holes could not be completed to their target which is the prospective rock beneath this capping massive silica material. In 2003, Comaplex completed a large field program over both the Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart. Geologic and alteration mapping in these areas has identified extensive zones of acid-sulphate alteration including quartz-alunite and residual or vuggy silica alteration zones.

Mr. Mark Balog, P.Geo. of Comaplex Minerals Corp. was the qualified person, under the meaning of National Instrument 43-101, reviewing the sampling collection procedures and quality control measures for the data reported in this news release. Morgan Poliquin, P.Eng. a director of Almaden and a qualified person under the meaning of National Instrument 43-101, calculated the intervals and averages reported in this news release from data provided by Comaplex. The samples were analysed at ALS Chemex Laboratories in North Vancouver, Canada using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP) methods.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

____________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.